Exhibit 99.1

Rogers Communications Inc. Files Annual Report to Shareholders

Includes Annual Financial Statements, MD&A and

2024 Sustainability and Social Impact Disclosure

TORONTO, March 6, 2025 – Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RCI) (“Rogers”) today announced the filing with securities regulators in Canada and the U.S. of its 2024 annual report to shareholders.

The annual report to shareholders includes Rogers’ 2024 audited annual consolidated financial statements and the accompanying management’s discussion and analysis (MD&A). Rogers’ 2024 sustainability and social impact disclosure has been embedded into our MD&A this year, showing our ongoing commitment to integrate sustainability and social impact principles into how we do business.

Rogers’ 2024 annual report to shareholders is available under the Rogers Communications Inc. profile on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and on the Investor Relations section of Rogers’ website.

A paper copy of the report may also be requested at no charge, by contacting us at investor.relations@rci.rogers.com, at 647-435-6470, or toll free at 1-844-801-4792.

About Rogers Communications Inc:

Rogers is Canada’s leading communications and entertainment company and its shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit rogers.com or investors.rogers.com.

For further information:

Investor Relations

1-844-801-4792

investor.relations@rci.rogers.com